UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
			     (Amendment No. 1)*


                 WESTERN ASSET VARIABLE RATE STRATEGIC FUND INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   957667108
                                 (CUSIP Number)


                     Relative Value Partners Group, LLC
                        1033 Skokie Blvd, Suite 470
		       Northbrook, IL 60062, 847-513-6300
		(Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)

				November 30, 2015
	  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957667108	 	13D	 	Page 2 of 5 Pages

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1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Relative Value Partners Group, LLC  TIN 47-4067697
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2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
(a)    [ ]
(b)    [ ]
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3.	 SEC USE ONLY

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4. 	SOURCE OF FUNDS (see instructions)

	OO
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)     [ ]
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6. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 	7.	SOLE VOTING POWER: 1,077,718

 	8.	SHARED VOTING POWER:0

 	9.	SOLE DISPOSITIVE POWER: 1,077,718

 	10. 	SHARED DISPOSITIVE POWER:0
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11. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,077,718
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12. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see instructions)    [ ]
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13. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.08%
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14. 	TYPE OF REPORTING PERSON (see instructions)

	IA
--------------------------------------------------------------------------------

CUSIP No. 957667108	 	13D	 	Page 3 of 5 Pages
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Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed on behalf of the Reporting Person to amend the Schedule 13D related to the Common Stock of the Issuer previously filed by the Reporting Person with the Securities and Exchange Commission on August 5, 2015, (as amended, the "Schedule 13D"). This Amendment No. 1 is being filed to report a change in beneficial ownership relating to the disposition of shares of Common Stock of the Issuer by the Reporting Person. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
--------------------------------------------------------------------------------

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Reporting Person acts on behalf of the advisory clients it serves. All funds are client funds, including advisory client funds that are funds of the principals of the Reporting Person. Individual advisory client accounts may be levered, but the Reporting Person as a whole does not borrow or lever any assets to facilitate purhcases of the Issuer, nor will it do so for any purchases in the future.
--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.


Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Person has from time to time acquired Shares of the Issuer on the open market when it believed that the Shares were undervalued and represented an attractive investment opportunity. As a secondary measure, the Reporting Person has also acquired Shares of the Issuer with the aim of exerting influence over the Board of Directors of the Issuer.

The Reporting Person has entered into an agreement with the Issuer whereby the Reporting Person will vote in accordance with management's recommendations on any matter affecting the Issuer's corporate structure or operation for a period of three years. More information about this agreement is in Item 6 of this Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions with management or the Board of Directors, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in this
Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Shares, except where prohibited by the agreement detailed in Item 6 of this Schedule 13D.

The Reporting Person has not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.

CUSIP No. 957667108	 	13D	 	Page 4 of 5 Pages
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Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The following disclosures are based on 4,669,254 shares of the Common Stock outstanding as reported by Bloomberg as of November 30, 2015, the date by which the Reporting Person became required to file this statement:

(a) The Reporting Person owns 1,077,718 shares of Common Stock, representing approximately 23.08% of the outstanding Common Stock of the Issuer.

(b) The Reporting Person has sole power of these shares to vote or direct the vote, or dispose or to direct the disposition.

(c) In the 60 days preceding November 30, 2015, the date by which the Reporting Person became required to file this statement, the Reporting Person purchased an aggregate of 49,506 Shares on the open market at an aggregate purchase price of $808,119.30, and sold an aggregate 14,326 Shares on the open market for a total of $233,536.01, as follows:

--- On October 23, 2015, the Reporting Person sold 5,084 Shares at an average price of $16.38 per share;


--- On October 26, 2015, the Reporting Person sold 5,224 Shares at an average price of $16.24 per share;


--- On October 29, 2015, the Reporting Person sold 3,596 Shares at an average price of $16.27 per share;


--- On October 30, 2015, the Reporting Person bought 9,334 Shares at an average price of $16.31 per share;

--- On November 2, 2015, the Reporting Person bought 650 Shares at an average price of $16.38 per share;


--- On November 4, 2015, the Reporting Person bought 120 Shares at an average price of $16.39 per share;

--- On November 6, 2015, the Reporting Person bought 9,600 Shares at an average price of $16.32 per share;


--- On November 9, 2015, the Reporting Person bought 21,000 Shares at an average price of $16.33 per share;


--- On November 10, 2015, the Reporting Person bought 3,200 Shares at an average price of $16.34 per share;


--- On November 11, 2015, the Reporting Person bought 680 Shares at an average price of $16.37 per share;


--- On November 13, 2015, the Reporting Person bought 4,922 Shares at an average price of $16.31 per share;


--- On November 13, 2015, the Reporting Person sold 422 Shares at an average price of $16.32 per share;


In addition to the foregoing transactions which were effected on the open market, on November 30, 2015, the Reporting Person tendered 714,923 Shares for total of $12,246,300.88 under a tender offer initiated by the Issuer.

(d) To the knowledge of the Reporting Person, other than described in this
Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by it.

(e) Not applicable.
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


CUSIP No. 957667108	 	13D	 	Page 5 of 5 Pages
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Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.


Item 6 is hereby amended and restated in its entirety as follows:

The Reporting Person entered into a Tender Offer and Standstill Agreement with the Issuer whereby the Issuer would initiate a tender offer for up to 30% of the outstanding Shares, and the Reporting Person would vote in accordance with management's recommendations on any matter affecting the Issuer's corporate structure or operation for a period of three years.

Specifically, pursuant to the Tender Offer and Standstill Agreement, the Reporting Person will be prohibited for the three-year period (except with respect to certain voting requirements, for which a two-year period applies, as noted below) from the date of the Tender Offer and Standstill Agreement through the 2018 Annual Meeting of Stockholders of the Issuer (and of the other applicable closed-end funds in the Legg Mason fund complex (together, the "Other Funds") from, with respect to the Issuer and the Other Funds:
(a) soliciting proxies, whether or not relating to the election or removal of members of the Board of Directors of the Issuer, or taking any action resulting in the Reporting Person becoming a "participant" in any "election contest" (as such terms are defined in the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"));
(b) proposing any matter for submission to a vote of Stockholders;
(c) granting any other proxy with respect to any Shares (other than to its Affiliates or the chairman and president of such applicable fund, as the case may be); (d) executing any written consent with respect to Shares, other than those proposed by the Board of Directors of the Issuer; (e) forming, joining or participating in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Shares or making any other agreement having similar effect; (f) seeking to call a meeting of Stockholders; (g) initiating or pursuing any litigation or any regulatory action or proceeding against such fund or its directors, management, or investment adviser; (h) entering into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing, or advising, assisting, encouraging or seeking to persuade others to take any action with respect to any of the foregoing;
(i) making any public statement critical of such fund, its directors, management, or investment adviser; (j) voting except in accordance with the recommendations of the board of directors of such fund on any matter affecting such fund's corporate structure or operation, including but not limited to
(1) the amendment or termination of such fund's management or sub-advisory agreements, (2) the election of directors, or (3) the liquidation or termination of such fund (provided that these restrictions are only in force for the two-year period from the date of the Tender Offer and Standstill Agreement through the 2017 Annual Meetings of Stockholders and do not apply to proposals relating to tender offers); and (k) selling or attempting to transfer any portion of such fund's common stock to any person which it should reasonably know is engaged in or intends to engage in any of the activities listed above.

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				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


			Relative Value Partners Group, LLC


                                  December 11, 2015
	                  -------------------------------
	                              DATE


	                        /s/ MAURY FERTIG
                          -------------------------------
                                    SIGNATURE


	                   MAURY FERTIG/MANAGING MEMBER
	                 --------------------------------
	                           NAME/TITLE